

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Finding Value Stocks When Markets Rally

Investor update, March 2011

Mundoval Fund Rising

Rising stock markets can be a positive sign for the economy and may benefit Fund performance. In the 6 months ending February 28, 2011 for example, total return for the Mundoval Fund was 21.58%.*

As value investors, we seek to purchase businesses at low prices. So when markets rally, how do we find quality companies with cheap price tags?

Down Prices in Up Markets?

"Value investment opportunities exist in all market conditions" noted Mundoval president, Art Johnson. "We uncover value by looking for companies with a strong history of generating cash that have temporarily fallen out of favor, which can occur at any point in the market cycle."

Value opportunities can be plentiful in declining markets, but uncovering discount-priced stocks can be challenging when equity prices rise in general.

In an up market, we look for businesses:

- Trading near their 52-week lows.
- Recently downgraded by Wall Street analysts.
- Operating in a beleaguered industry (the "guilty by association" effect).

In this manner, the Mundoval Fund can stick to its discipline of not overpaying to own quality companies.

**The fund's average annualized return since inception to 2/28/11 was 5.87%, the fund's average annualized return for the 5-year period ended 2/28/11 was 3.37%, and the funds total return for the 1-year period ended 2/28/11 was 12.60%. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Performance data quoted represents past performance which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS*

About the Mundoval Fund

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.

The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Fund Facts as of 2/28/11

Ticker	MUNDX	2010 PortfolioTurnover	34%
CUSIP	62613P202	Net Assets (millions)	$12.40
Inception Date	9/3/2004	Audited Expense Ratio	1.50%
Total Holdings	36	Total Annual Operating Expenses	1.52%
No sales loads or distribution fees			

Differentiating Factors

- Portfolio Manager invested in fund alongside clients.
- Long-term, multi-year investment horizon with low portfolio turnover.
- Concentrated portfolio of high-conviction ideas.
- Business valuations that prioritize free cash flow generation.

You should consider the investment objectives, risks, charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.